Capital Group Companies Inc
20 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1) The Capital Group Companies
Company dealt in Imperial Chemical Industries plc
Class of relevant security to which the dealings being disclosed Ordinary Shares relate (Note 2)
Date of dealing 19 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Long Short
Number (%) Number (%)
(1) Relevant securities 54,553,525 4.56% N/A
(2) Derivatives (other than options) — N/A
(3) Options and agreements to purchase/ — N/A
sell
Total 54,553,525 4.56% N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Long Short
Number (%) Number (%)
(1) Relevant securities N/A N/A
(2) Derivatives (other than options) N/A N/A
(3) Options and agreements to purchase/sell N/A N/A

Total N/A N/A

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

N/A N/A

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)
Sale 199,200 shares 6.4044 — GBP

(b) Derivatives transactions (other than options)

Product name, e.g. Long/short (Note 6) Number of securities (Note 7) Price per unit (Note 5)
CFD

N/A N/A N/A N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of Exercise Type, e.g. Expiry date Option money paid/
name,e.g. selling, securities to price American, received per unit call option purchasing, which the option European etc. (Note 5)
varying etc. relates (Note 7)
N/A N/A N/A N/A N/A N/A N/A

(ii) Exercising

Product name, e.g. Number of securities Exercise price per unit (Note 5)
call option
N/A N/A N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details Price per unit (if
applicable) (Note 5)
N/A N/A N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure 19 June 2007

Contact name Gina Martinez

Telephone number (213) 615-0469

If a connected EFM, name of offeree/offeror with which N/A
connected
If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk